Ryan A. Murr 415.733.6024 rmurr@goodwinprocter.com	Goodwin Procter LLP Counselors at Law Three Embarcadero Center 24th Floor San Francisco, CA 94111 T: 415.733.6000 F: 415.677.9041

September 13, 2010

Via EDGAR and FedEx

Jeffrey Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4720
Washington, D.C.  20549

Re:	NexMed, Inc.
Registration Statement on Form S-1
Filed August 31, 2010
File No. 333-169132

Dear Mr. Riedler:

On behalf of NexMed, Inc. (the “Company”), this letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated September 8, 2010 relating to the above-referenced Registration Statement. Amendment No. 1 to the Registration Statement (the “Amendment”), including the prospectus contained therein, is being filed on behalf of the Company with the Commission on September 13, 2010.  For your convenience, we are also transmitting herewith three courtesy copies of the Amendment, marked to show changes from the original filing.

Set forth in italicized print below is the Staff’s comment, as set forth in the September 8, 2010 comment letter, followed by the Company’s response.

Form S-1

1.	Please revise your prospectus to disclose the following information with regard to your proposed offering:

•	The maximum number of units to be offered;
•	The number of shares underlying the warrants in the units; and
•	The exercise price of the warrants in the units.

Jeffrey Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance

If the terms above are dependent on the offering price of your offering, please explain how the terms would be determined. To the extent that terms are to be determined based on a specific formula, please disclose the formula.

The Company has complied with this request. The maximum number of units to be offered, the number of shares underlying the warrants in the units and the exercise price of the warrants (stated as a percentage of the unit offering price) have been added to the Amendment.

*           *           *

Additionally, we note that the Company’s name formally changed on September 10, 2010 from NexMed, Inc. to Apricus Biosciences, Inc.  This change has been described in the Amendment.

In responding to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to filings; and

•	The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, further comments or require additional information relating to the foregoing, please telephone either the undersigned at (415) 733-6024 or Lisa M. Kahle at (858) 202-2709.

Sincerely,

/s/ Ryan Murr

Ryan A. Murr

cc:	Bassam B. Damaj, Ph.D., Apricus Biosciences, Inc. (NexMed, Inc.)

Enclosure:	Amendment No. 1 to Registration Statement on Form S-1 (marked only)